As filed with the Securities and Exchange Commission on February 6, 2015.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(§240.13e-100)

RULE 13e-3 TRANSACTION STATEMENT

UNDER SECTION 13(e) OF

THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 2)

CHYRONHEGO CORPORATION

(Name of the Issuer)

CHYRONHEGO CORPORATION

VECTOR CH HOLDINGS (CAYMAN), L.P.

CH MERGER SUB, INC.

Vector Capital IV International, L.P.

Vector Entrepreneur Fund III, L.P.

Vector Capital Partners III, L.P.

Vector Capital Partners IV, L.P.

Vector Capital, Ltd.

Vector Capital, L.L.C.

Alexander R. Slusky

JOHAN APEL

WESTHILL GROUP AB

SÖREN KJELLIN

MAXFLYT AB

(Names of Persons Filing Statement)

COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

171607104

(CUSIP Number of Class of Securities)

ChyronHego Corporation 5 Hub Drive Melville, NY 11747 Attention: Johan Apel (631) 845-2000	Roger L. Ogden Chairman of the Special Committee of the Board of Directors of ChyronHego Corporation 5 Hub Drive Melville, NY 11747 (631) 845-2000

Vector CH Holdings (Cayman), L.P.

CH Merger Sub, Inc.

Vector Capital IV International, L.P.

Vector Entrepreneur Fund III, L.P.

Vector Capital Partners III, L.P.

Vector Capital Partners IV, L.P.

Vector Capital, Ltd.

Vector Capital, L.L.C.

Alexander R. Slusky

c/o Vector Capital Management, L.P.

One Market Street, Steuart Tower, 23rd Floor

San Francisco, CA 94105

(415) 293-5000

Attn: David Baylor

Johan Apel Westhill Group AB Sören Kjellin Maxflyt AB c/o ChyronHego Corporation 5 Hub Drive Melville, NY 11747 Attention: Johan Apel (631) 845-2000

(Name, Address, and Telephone Numbers of Person Authorized to Receive

Notices and Communications on Behalf of the Persons Filing Statement)

COPIES TO:

Daniel DeWolf, Esq. Megan Gates, Esq. Mintz, Levin, Cohn, Ferris, Glovsky & Popeo, P.C. 666 Third Avenue New York, NY 10017 (212) 935-3000	Steve L. Camahort, Esq. Jeffrey Wolf, Esq. Shearman & Sterling LLP Four Embarcadero Center, Suite 3800 San Francisco, CA 94111 (415) 616-1100	Steven A. Fishman, Esq. Proskauer Rose LLP Eleven Times Square New York, NY 10036 (212) 969-3000

This statement is filed in connection with (check the appropriate box):

a.	☒

The filing of solicitation materials or an information statement subject to Regulation 14A (Sections 240.14a-1 through 240.14b-2), Regulation 14C (Sections 240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee*
$96,798,900	$11,248.04

*

This calculation is based upon $0.0001162 multiplied by the transaction valuation shown above. For purposes of calculating this fee only, the transaction valuation is based on the aggregate number of securities to which the transaction applies multiplied by the merger consideration of $2.82 per share. For purposes of calculating the aggregate number of securities only, this number is based on (i) 32,130,613 shares of ChyronHego Corporation common stock outstanding and owned by shareholders other than 8,258,706 shares (the “Rollover Shares”) owned by the Rollover Holders (as defined below); (ii) outstanding stock options to purchase an aggregate of 5,502,907 shares of ChyronHego Corporation common stock with exercise prices below the merger consideration of $2.82 per share which are eligible to be cashed out in the merger and (iii) 1,097,159 shares of common stock subject to warrants with exercise prices below the merger consideration of $2.82 per share. For purposes of calculating the per unit price, this price is based on the fact that (i) each outstanding share of common stock owned by shareholders (other than the Rollover Holders with respect to the Rollover Shares) will be converted into the right to receive $2.82 in cash, without interest, (ii) each outstanding stock option to purchase shares of ChyronHego Corporation common stock with a per share exercise price less than $2.82 will be converted into the right to receive a cash payment equal to (a) the excess of $2.82 over the per share exercise price for the shares of common stock subject to such stock option, multiplied by (b) the number of shares of common stock underlying such stock option and (iii) each warrant to purchase common stock that has an exercise price less than $2.82 will be converted into the right to receive a cash payment equal to the excess of $2.82 over the per share exercise price of such warrant.

☒

Check the box if any part of the fee is offset as provided by Section 240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously Paid: $11,245.52

Form or Registration No.: Schedule 14A

Filing Party: ChyronHego Corporation

Date Filed: December 10, 2014 and January 14, 2015

i

Introduction

This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Schedule”) is being filed by (i) ChyronHego Corporation, a New York corporation and the issuer of the equity securities which are the subject of the Rule 13e-3 transaction (“ChyronHego”), (ii) Vector CH Holdings (Cayman), L.P., a Cayman Islands exempted limited partnership (“Purchaser”), (iii) CH Merger Sub, Inc., a New York corporation (“Merger Subsidiary”), (iv) Vector Capital IV International, L.P., a Delaware limited partnership (“VC IV Intl LP”), (v) Vector Entrepreneur Fund III, L.P., a Delaware limited partnership (“VEF III LP, and together with VCIV Intl LP, the “Guarantors”), (vi) Vector Capital Partners III, L.P., a Delaware limited partnership (“VCP III LP”), (vii) Vector Capital Partners IV, L.P., a Delaware limited partnership (“VCP IV LP”), (viii) Vector Capital, Ltd., a Cayman Islands exempted company (“VC LTD”), (ix) Vector Capital, L.L.C., a Delaware limited liability company (“VC LLC”), (x) Alexander R. Slusky, an individual (together with Purchaser, Merger Subsidiary, VC IV Intl LP, VEF III LP, VCP III LP, VCP IV LP, VC LTD and VC LLC, the “Purchaser Group”), (xi) Johan Apel, an individual, and the President and Chief Executive Officer and a director of ChyronHego, (xii) Westhill Group AB, of which Mr. Apel is sole equity owner and sole director, (xiii) Sören Kjellin, an individual, and the Chief Technology Officer of ChyronHego, and (xiv) Maxflyt AB, of which Mr. Kjellin is sole equity owner and sole director (together with Mr. Apel, Westhill Group AB, and Mr. Kjellin, the “Management Rollover Holders,” and collectively with ChyronHego and the Purchaser Group, the “Filing Persons”).

This Schedule relates to the Agreement and Plan of Merger, dated as of November 17, 2014 (the “Merger Agreement”), by and among Purchaser, Merger Subsidiary and ChyronHego. Pursuant to the Merger Agreement, and upon the terms and subject to the conditions thereof, Merger Subsidiary will be merged with and into ChyronHego (the “Merger”), and each outstanding share of ChyronHego’s common stock (except as described below with respect to 8,258,706 shares of ChyronHego common stock (the “Rollover Shares”) beneficially owned by the Management Rollover Holders, Jesper Gawell, ChyronHego’s Chief Marketing Officer, Stefan Fjellsten, one of ChyronHego’s principal shareholders, and certain employees who are former shareholders of companies previously acquired by ChyronHego (the “Rollover Holders”) will be converted into the right to receive $2.82 per share, without interest and subject to any applicable withholding taxes. Each of the Rollover Holders has entered into Rollover Agreements, dated as of November 17, 2014, with Purchaser (the “Rollover Agreements”). Under the terms of the Rollover Agreements, the Rollover Holders have agreed to contribute, immediately prior to the effective time of the Merger, 8,258,706 Rollover Shares, which will be valued at $2.82 per share, and in exchange for the Rollover Shares, the Rollover Holders will receive equity interests in Purchaser, at the same valuation as the cash investment made by Vector Capital. Purchaser expects to fund the aggregate merger consideration and all related fees and expenses with a combination of equity financing to be provided by Vector Capital, debt financing to be provided by one or more lenders, if available, and available cash balances of ChyronHego. The Merger Agreement contains representations, warranties and covenants of ChyronHego, Purchaser and Merger Subsidiary, including among others, covenants by ChyronHego concerning the conduct of ChyronHego’s business in the ordinary course during the interim period between the execution of the Merger Agreement and the consummation of the Merger. The closing of the Merger is subject to closing conditions, including adoption of the Merger Agreement by the (i) holders of two-thirds of the outstanding shares of ChyronHego common stock, (ii) holders of a majority of the outstanding shares of ChyronHego common stock not owned, directly or indirectly, by Purchaser, Merger Subsidiary, the Guarantors or the Rollover Holders. Each of ChyronHego’s directors, executive officers, other current and former management team members, and principal shareholders (collectively, the “Voting Parties”) who beneficially own, directly or indirectly, approximately 51.6% of ChyronHego’s outstanding common stock, have also entered into a voting agreement with Purchaser and Merger Subsidiary pursuant to which the Voting Parties have agreed to vote their shares in favor of the Merger and against any other acquisition proposals (except as permitted by the Merger Agreement), and further agreed to certain restrictions on the transfer of their shares and have granted Purchaser and Vector Capital a proxy to vote such shares in favor of the Merger in the event any Voting Party fails to do so.

Concurrently with the filing of this Schedule, ChyronHego is filing with the Securities and Exchange Commission a proxy statement (the “Proxy Statement”) under Regulation 14A of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), relating to the special meeting of shareholders of ChyronHego at which the shareholders of ChyronHego will consider and vote upon a proposal to approve the terms of the Merger and adopt the Merger Agreement. A copy of the Proxy Statement is attached hereto as Exhibit (a)(3) and a copy of the Merger Agreement is attached as Annex A to the Proxy Statement. All references in this Schedule to Items numbered 1001 to 1016 are references to Items contained in Regulation M-A under the Exchange Act.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the Items of Schedule 13E-3. The information contained in the Proxy Statement, including all annexes thereto, is hereby expressly incorporated herein by reference. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion. Capitalized terms used but not defined in this Schedule shall have the meanings given to them in the Proxy Statement.

The information contained in this Schedule and/or the Proxy Statement concerning (i) ChyronHego was supplied by ChyronHego and no other Filing Person takes responsibility for the accuracy of such information and (ii) each other Filing Person was supplied by such Filing Person and no other Filing Person (including ChyronHego) takes responsibility for the accuracy of such information nor any other information not supplied by such Filing Person. Nothing contained in this Schedule 13E-3 is intended to alter the terms of any of the agreements entered into between any of the Filing Persons in connection with the Merger.

Item 1.	Summary Term Sheet.

The information set forth under the caption “Summary Term Sheet” in the Proxy Statement is incorporated herein by reference.

Item 2.	Subject Company Information.

(a)	Name and Address. The principal executive office of the subject company, ChyronHego Corporation, is 5 Hub Drive, Melville, NY, 11747, and its telephone number is (631) 845-2000.

(b)

Securities. The information set forth under the caption “The Special Meeting—Record Date; Stock Entitled to Vote; Quorum” of the Proxy Statement is incorporated herein by reference. The exact title of the subject class of equity securities is common stock, $0.01 par value per share.

(c)

Trading Market and Price. The information set forth under the caption “Important Information Concerning ChyronHego—Market Price and Dividend Data” of the Proxy Statement is incorporated herein by reference.

(d)	Dividends. The information set forth under the caption “Important Information Concerning ChyronHego—Market Price and Dividend Data” of the Proxy Statement is incorporated herein by reference.

(e)	Prior Public Offerings. The information set forth under the caption “Important Information Concerning ChyronHego—Prior Public Offerings” of the Proxy Statement is incorporated herein by reference.

(f)	Prior Stock Purchases. The information set forth under the caption “Important Information Concerning ChyronHego—Transactions in Shares” of the Proxy Statement is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a)	Name and Address.

The business address and business telephone number of ChyronHego, the subject company, and all of the directors and executive officers of ChyronHego are as stated in Item 2(a). Johan Apel is the President, Chief Executive Officer and director of ChyronHego. Dawn Johnston is the Interim Chief Financial Officer, Treasurer and Secretary of ChyronHego. Sören Kjellin is the Chief Technology Officer of ChyronHego. Mr. Apel, Ms. Johnston and Mr. Kjellin are ChyronHego’s executive officers. The directors of ChyronHego are Roger L. Ogden, Mr. Apel, Peter F. Frey, Christopher R. Kelly, Henrik Sundberg and Michael C. Wheeler.

Westhill Group AB is an entity of which Mr. Apel is the sole equity owner and sole director. The business address of Westhill Group AB is Karlbergsvägen 46 A, Stockholm, Sweden 113 37, +46 70 515 7424. Maxflyt AB is an entity of which Mr. Kjellin is the sole equity owner and sole director. The business address of Maxflyt AB is Scheelegatan 13, Stockholm, Sweden 112 28, +46 8 574 883 00.

Purchaser is a Cayman Islands exempted limited partnership. Merger Subsidiary is a New York corporation. Each of VC IV Intl LP, VEF III LP, VCP III LP and VCP IV LP are Delaware limited partnerships. VC LTD is a Cayman Islands exempted company. VC LLC is a Delaware limited liability company. Mr. Slusky is the sole managing member of VC LLC. Mr. Slusky is the Managing Member of VC LLC. VC LLC and VC LTD are the General Partners of VCP III LP and VCP IV LP. VCP III LP is the sole General Partner of VEF III LP. VCP IV LP is the sole General Partner of VC IV Intl LP, and owns 100% of Purchaser, and Purchaser is the sole shareholder of Merger Subsidiary. The business address of each of the Purchaser Group is c/o Vector Capital Management, L.P., One Market Street, Steuart Tower, 23rd Floor, San Francisco, California 94105, (415) 293-5000.

(b)	Business and Background of Entities.

The information required by this item with respect to the Purchaser Group is set forth under the captions “Summary Term Sheet—Vector CH Holdings (Cayman), L.P., CH Merger Sub, Inc. and Vector Capital” and “Special Factors – Parties to the Merger Agreement” of the Proxy Statement and is incorporated herein by reference. Each of VC IV Intl LP, VEF III LP, VCP III LP and VCP IV LP is a Delaware limited partnership; VC LLC is a Delaware limited liability company; Merger Subsidiary is a New York corporation; Purchaser is a Cayman Islands exempted limited partnership; VC LTD is a Cayman Islands exempted company; and Mr. Slusky is a U.S. citizen. During the past five years, no member of the Purchaser Group has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Westhill Group AB is a Swedish corporation that is owned and operated by Mr. Apel. Westhill Group AB’s principal business is to serve as an investment vehicle. During the past five years, Westhill Group AB has not been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Maxflyt AB is a Swedish corporation that is owned and operated by Mr. Kjellin. Maxflyt AB’s principal business is to serve as an investment vehicle. During the past five years, Maxflyt AB has not been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

(c)	Business and Background of Natural Persons.

The information required by this item with respect to all of the directors and executive officers of ChyronHego, including Mr. Apel and Mr. Kjellin, is set forth under the captions “Important Information Concerning ChyronHego—Directors and Executive Officers of ChyronHego” and “Important Information Concerning ChyronHego—Security Ownership of Certain Beneficial Owners and Management” of the Proxy Statement and is incorporated herein by reference. During the past five years, none of the directors or executive officers of ChyronHego has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. All of the directors and officers of ChyronHego are U.S. citizens, except Mr. Apel, Mr. Kjellin and Mr. Sundberg, who are each citizens of Sweden, and their business telephone number is (631) 845-2000.

The information required by this item with respect to the Purchaser Group is set forth under the captions “Important Information Concerning ChyronHego—Directors and Executive Officers of the Purchaser Group” of the Proxy Statement and is incorporated herein by reference. During the last five years, none of Mr. Slusky, Nicholas Lukens or James Murray has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree, or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. Each of the individuals listed in this paragraph is a U.S. citizen and his business telephone number is (415) 293-5000.

Item 4.	Terms of the Transaction.

(a)(2)

Material Terms. The information set forth under the captions “Summary Term Sheet,” “Special Factors, ” “The Merger Agreement” and “The Special Meeting—Vote Required” of the Proxy Statement is incorporated herein by reference.

(c)

Different Terms. The information set forth under the captions “Summary Term Sheet,” “Special Factors—Purposes and Plans for ChyronHego After the Merger,” “Special Factors—Financing,” “Special Factors—Rollover Agreements,” “Special Factors—Voting Agreement,” “Special Factors—Certain Effects of the Merger,” “Special Factors—Interests of ChyronHego’s Directors and Executive Officers in the Merger” and “The Merger Agreement—Merger Consideration” of the Proxy Statement is incorporated herein by reference.

(d)	Appraisal Rights. The information set forth under the caption “Special Factors—Appraisal Rights” of the Proxy Statement is incorporated herein by reference.

(e)

Provisions for Unaffiliated Security Holders. The information set forth under the caption “Special Factors—Provisions for Unaffiliated Security Holders” of the Proxy Statement is incorporated herein by reference.

(f)	Eligibility for Listing or Trading. Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a)

Transactions. The information set forth under the captions “Special Factors—Background of the Merger,” “Special Factors—Financing,” “Special Factors—Rollover Agreements,” “Special Factors—Voting Agreement,” “Special Factors—Interests of ChyronHego’s Directors and Executive Officers in the Merger” and “Important Information Concerning ChyronHego—Transactions in Shares” of the Proxy Statement is incorporated herein by reference. During the past two years, no other transactions have occurred between the natural persons listed in the second paragraph of Item 3(c) above, on the one hand, and any executive officer or director of ChyronHego or ChyronHego, on the other hand.

(b)

Significant Corporate Events. The information set forth under the captions “Special Factors—Background of the Merger” and “Important Information Concerning ChyronHego—Transactions in Shares” of the Proxy Statement is incorporated herein by reference.

(c)

Negotiations or Contacts. The information set forth under the captions “Special Factors—Background of the Merger” and “Important Information Concerning ChyronHego—Transactions in Shares” of the Proxy Statement is incorporated herein by reference.

(d)

Conflicts of Interest. The information set forth under the captions “Special Factors—Background of the Merger,” “Special Factors—Rollover Agreements,” “Special Factors—Voting Agreement,” “Special Factors—Certain Effects of the Merger,” and “Special Factors—Interests of ChyronHego’s Directors and Executive Officers in the Merger” of the Proxy Statement is incorporated herein by reference.

(e)

Agreements Involving the Subject Company’s Securities. The information set forth under the captions “Summary Term Sheet,” “Special Factors—Financing,” “Special Factors—Rollover Agreements,” “Special Factors—Voting Agreement,” “Special Factors—Interests of ChyronHego’s Directors and Executive Officers in the Merger” and “The Merger Agreement” of the Proxy Statement is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(b)

Use of Securities Acquired. The information set forth under the captions “Special Factors—Certain Effects of the Merger” and “The Merger Agreement” of the Proxy Statement is incorporated herein by reference.

(c)(1)-(8)

Plans. The information set forth under the captions “Summary Term Sheet,” “Special Factors—Purposes and Plans for ChyronHego After the Merger,” “Special Factors—Interests of ChyronHego’s Directors and Executive Officers in the Merger,” and “The Merger Agreement” of the Proxy Statement is incorporated herein by reference.

Item 7.	Purposes, Alternatives, Reasons and Effects.

(a)

Purposes. The information set forth under the captions “Summary Term Sheet,” “Special Factors—Reasons for the Merger,” “Special Factors— Purposes and Reasons for the Merger of Purchaser” and “Special Factors—Purposes and Reasons of the Rollover Holders for the Merger and Position of the Rollover Holders as to the Fairness of the Merger” of the Proxy Statement is incorporated herein by reference.

(b)

Alternatives. The information set forth under the captions “Special Factors—Background of the Merger,” “Special Factors—Reasons for the Merger,” “Special Factors— Purposes and Reasons for the Merger of Purchaser” and “Special Factors—Purposes and Reasons of the Rollover Holders for the Merger and Position of the Rollover Holders as to the Fairness of the Merger” of the Proxy Statement is incorporated herein by reference.

(c)

Reasons. The information set forth under the captions “Special Factors—Background of the Merger,” “Special Factors—Reasons for the Merger,” “Special Factors— Purposes and Reasons for the Merger of Purchaser,” “Special Factors—Purposes and Reasons of the Rollover Holders for the Merger and Position of the Rollover Holders as to the Fairness of the Merger” and “Special Factors—Purposes and Plans for ChyronHego After the Merger” of the Proxy Statement is incorporated herein by reference.

(d)

Effects. The information set forth under the captions “Special Factors—Certain Effects of the Merger,” “Special Factors—Interests of ChyronHego’s Directors and Executive Officers in the Merger,” “Special Factors—Material U.S. Federal Income Tax Consequences of the Merger,” “Special Factors—Purposes and Plans for ChyronHego After the Merger” and “Special Factors—Appraisal Rights” of the Proxy Statement is incorporated herein by reference.

Item 8.	Fairness of the Transaction.

(a)

Fairness. The information set forth under the captions “Summary Term Sheet,” “Special Factors—Background of the Merger,” “Special Factors—Opinion of the Financial Advisor to ChyronHego’s Special Committee,” “Special Factors—Reasons for the Merger,” “Special Factors—Position of Purchaser, Merger Subsidiary and Vector Capital as to the Fairness of the Merger” and “Special Factors—Purposes and Reasons of the Rollover Holders for the Merger and Position of the Rollover Holders as to the Fairness of the Merger” of the Proxy Statement, and the information set forth in “Annex B—Opinion of Duff & Phelps, LLC” to the Proxy Statement, is incorporated herein by reference.

(b)

Factors Considered in Determining Fairness. The information set forth under the captions “Special Factors—Background of the Merger,” “Special Factors—Reasons for the Merger,” “Special Factors—Opinion of the Financial Advisor to ChyronHego’s Special Committee,” “Special Factors—Position of Purchaser, Merger Subsidiary and Vector Capital as to the Fairness of the Merger” “Special Factors—Purposes and Reasons of the Rollover Holders for the Merger and Position of the Rollover Holders as to the Fairness of the Merger,” “Special Factors—Purposes and Plans for ChyronHego After the Merger” and “Special Factors—Interests of ChyronHego’s Directors and Executive Officers in the Merger” of the Proxy Statement, and the information set forth in “Annex B—Opinion of Duff & Phelps, LLC” to the Proxy Statement, is incorporated herein by reference.

(c)	Approval of Security Holders. The information set forth under the caption “The Special Meeting—Vote Required” of the Proxy Statement is incorporated herein by reference.

(d)

Unaffiliated Representative. An unaffiliated representative was not retained to act solely on behalf of unaffiliated security holders for the purposes of negotiating the terms of the transaction and/or preparing a report concerning the fairness of the transaction.

(e)	Approval of Directors. The information set forth under the “Special Factors—Reasons for the Merger” of the Proxy Statement is incorporated herein by reference.

(f)

Other Offers. The information set forth under the caption “Special Factors—Background of the Merger” and “Special Factors—Reasons for the Merger” of the Proxy Statement is incorporated herein by reference.

Item 9.	Reports, Opinions, Appraisals and Negotiations.

(a)

Report, Opinion, or Appraisal. The information set forth under the captions “Special Factors—Background of the Merger,” “Summary Term Sheet” and “Special Factors—Opinion of the Financial Advisor to ChyronHego’s Special Committee” of the Proxy Statement, and the information set forth in “Annex B—Opinion of Duff & Phelps, LLC” to the Proxy Statement, is incorporated herein by reference.

(b)

Preparer and Summary of the Report, Opinion, or Appraisal. The information set forth under the captions “Special Factors—Background of the Merger,” “Special Factors—Opinion of the Financial Advisor to ChyronHego’s Special Committee” and “Special Factors—Financing” of the Proxy Statement, and the information set forth in “Annex B—Opinion of Duff & Phelps, LLC” to the Proxy Statement, is incorporated herein by reference.

(c)	Availability of Documents. The information set forth under the caption “Other Matters—Where You Can Find More Information” of the Proxy Statement is incorporated herein by reference.

The reports, opinions or appraisal referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of ChyronHego during regular business hours by any interested holder of ChyronHego common stock or any representative who has been so designated in writing.

Item 10.	Source and Amounts of Funds or Other Consideration.

(a)

Source of Funds. The information set forth under the captions “Summary Term Sheet—Financing,” “Special Factors—Financing” and “Special Factors—Limited Guarantee of Payment of Reverse Termination Fee” of the Proxy Statement is incorporated herein by reference.

(b)

Conditions. The information set forth under the captions “Summary Term Sheet —Financing,” “Special Factors—Financing” and “Special Factors—Limited Guarantee of Payment of Reverse Termination Fee” of the Proxy Statement is incorporated herein by reference.

(c)	Expenses. The information set forth under the caption “Special Factors—Estimated Fees and Expenses” of the Proxy Statement is incorporated herein by reference.

(d)	Borrowed Funds. The information set forth under the captions “Special Factors—Financing” of the Proxy Statement is incorporated herein by reference.

Item 11.	Interest in Securities of the Subject Company.

(a)

Securities Ownership. The information required by this item with respect to all directors and executive officers of ChyronHego, including directors and executive officers of ChyronHego who are Rollover Holders and Voting Parties, is set forth under the caption “Important Information Concerning ChyronHego—Security Ownership of Certain Beneficial Owners and Management” of the Proxy Statement and is incorporated herein by reference. Under the Voting Agreement, the Purchaser may be deemed to share voting and investment control over 21,576,692 shares as of January 26, 2015, or 51.6%, beneficially owned by ChyronHego’s directors, executive officers, other current and former management team members and principal shareholders. Additional information required by this item with respect to all Filing Persons is set forth in Item 3(a) of this Schedule 13E-3 and is incorporated herein by reference.

(b)

Securities Transactions. The information set forth under the caption “Important Information Concerning ChyronHego —Transactions in Shares” of the Proxy Statement is incorporated herein by reference. Except for the execution of the Voting Agreement, as described in the Proxy Statement, the Purchaser Group has not effected any transaction in ChyronHego common stock during the past 60 days. Except for the execution of the Voting Agreement, as described in the Proxy Statement, the Rollover Holders and Voting Parties have not effected any transaction in ChyronHego common stock during the past 60 days, except as set forth under the caption “Important Information Concerning ChyronHego —Transactions in Shares—Securities Transactions Within 60 Days.”

Item 12.	The Solicitation or Recommendation.

(d)

Intent to Tender or Vote in a Going-Private Transaction. The information set forth under the captions “Summary Term Sheet,” “Special Factors—Background of the Merger,” “Special Factors—Reasons for the Merger,” “Special Factors—Opinion of the Financial Advisor to ChyronHego’s Special Committee,” “Special Factors—Purposes and Reasons of the Rollover Holders for the Merger and Position of the Rollover Holders as to the Fairness of the Merger,” “Special Factors—Purposes and Plans for ChyronHego After the Merger,” “Special Factors—Voting Agreement” and “Important Information Concerning ChyronHego—Directors and Executive Officers of ChyronHego” of the Proxy Statement is incorporated herein by reference.

(e)

Recommendations of Others. The information set forth under the caption “Summary Term Sheet—Recommendation to ChyronHego’s Shareholders,” “Special Factors—Reasons for the Merger,” “Special Factors—Background of the Merger,” “Special Factors—Opinion of the Financial Advisor to ChyronHego’s Special Committee,” “Special Factors—Purposes and Reasons of the Rollover Holders for the Merger and Position of the Rollover Holders as to the Fairness of the Merger” and “Special Factors—Purposes and Plans for ChyronHego After the Merger” of the Proxy Statement is incorporated herein by reference.

Item 13.	Financial Statements.

(a)

Financial Information. The information set forth under (i) the captions “Important Information Concerning ChyronHego—Selected Historical Financial Data,” “Important Information Concerning ChyronHego—Ratio of Earnings to Fixed Charges” and “Important Information Concerning ChyronHego—Book Value Per Share” of the Proxy Statement, (ii) the captions “Consolidated Balance Sheets,” “Consolidated Statements of Operations,” “Consolidated Statements of Comprehensive Loss,” “Consolidated Statements of Cash Flows” and “Consolidated Statements of Shareholders’ Equity” in ChyronHego’s Annual Report on Form 10-K for the year ended December 31, 2013 filed with the SEC on March 14, 2014, (iii) the captions “Consolidated Balance Sheets,” “Consolidated Statements of Operations,” “Consolidated Statements of Comprehensive Income (Loss)” and “Consolidated Statements of Cash Flows” in ChyronHego’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2014 filed with the SEC on November 14, 2014, is incorporated herein by reference.

(b)	Pro Forma Information. Not applicable.

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used.

(a)

Solicitations or Recommendations. The information set forth under the captions “The Special Meeting—Solicitation of Proxies and Expense,” “Special Factors—Estimated Fees and Expenses” and “Special Factors—Interests of ChyronHego’s Directors and Executive Officers in the Merger” of the Proxy Statement is incorporated herein by reference.

(b)

Employees and Corporate Assets. The information set forth under the captions “The Special Meeting—Solicitation of Proxies and Expense” and “Special Factors—Interests of ChyronHego’s Directors and Executive Officers in the Merger” of the Proxy Statement is incorporated herein by reference.

Item 15.	Additional information.

(b)	The information set forth under the caption “Special Factors—Interests of ChyronHego’s Directors and Executive Officers in the Merger” of the Proxy Statement is incorporated herein by reference.

(c)

Other Material Information. The information contained in the Proxy Statement, including all annexes thereto, is incorporated in its entirety herein by reference. There is litigation related to the Merger. The information set forth under the caption “Special Factors—Litigation Related to the Merger” of the Proxy Statement is incorporated herein by reference.

Item 16.	Exhibits.

(a)(1)	Not applicable.

(a)(2)(i)

Preliminary copy of Letter to Shareholders from the Secretary of ChyronHego Corporation, incorporated by reference to Schedule 14A filed by ChyronHego Corporation on February 6, 2015 (the “Proxy Statement”).

(a)(2)(ii)	Preliminary copy of Notice of Special Meeting of Shareholders, incorporated by reference to the Proxy Statement.

(a)(2)(iii)	Preliminary Form of Proxy Card, incorporated by reference to Annex D to the Proxy Statement.

(a)(3)	Preliminary Proxy Statement, incorporated by reference to the Proxy Statement.

(a)(4)	Not applicable.

(a)(5)(i)

Press Release issued by ChyronHego Corporation dated November 17, 2014, incorporated by reference to Exhibit 99.1 of Schedule 14A Information Statement filed pursuant to Rule 14a-12 by ChyronHego Corporation on November 17, 2014.

(a)(5)(ii)

Limited Guarantee by Vector Capital IV International, L.P. and Vector Entrepreneur Fund III, L.P. in favor of ChyronHego Corporation, incorporated by reference to Exhibit 99.5 of Schedule 13D filed on November 26, 2014.

(a)(5)(iii)

Q&A in Relation to the Vector Capital Bid for ChyronHego Presentation made on November 17, 2014, incorporated by reference to Schedule 14A Information Statement filed pursuant to Rule 14a-12 by ChyronHego on November 17, 2014.

(a)(5)(iv)	Partnering with Vector Capital Presentation made on November 17, 2014, incorporated by reference to Schedule 14A Information Statement filed pursuant to Rule 14a-12 by ChyronHego on November 17, 2014.

(b)

Debt Commitment Letter, dated as of November 17, 2014, from Silicon Valley Bank and Apollo Investment Corporation to Merger Subsidiary, incorporated by reference to Exhibit (b) of the Schedule 13E-3 filed on December 10, 2014.

(c)(1)

Presentation by Duff & Phelps, LLC to the Special Committee of ChyronHego Corporation’s Board of Directors, dated as of November 16, 2014, incorporated by reference to Exhibit (c)(1) of the Schedule 13E-3 filed on December 10, 2014.

(c)(2)

Presentation by Duff & Phelps, LLC to the Special Committee of ChyronHego Corporation’s Board of Directors, dated as of November 17, 2014, incorporated by reference to Exhibit (c)(2) of the Schedule 13E-3 filed on December 10, 2014.

(c)(3)	Opinion of Duff & Phelps, LLC, dated November 17, 2014, incorporated by reference to Annex B to the Proxy Statement.

(d)(1)	Agreement and Plan of Merger, dated as of November 17, 2014, by and among ChyronHego Corporation, Purchaser and Merger Subsidiary, incorporated by reference to Annex A to the Proxy Statement.

(d)(2)

Voting Agreement, dated as of November 17, 2014, by and between ChyronHego Corporation and each of the signatories thereto, incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by ChyronHego Corporation on November 17, 2014.

(d)(3)

Form of Rollover Agreement, dated as of November 17, 2014, by and between Purchaser and each Rollover Holder, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by ChyronHego Corporation on November 17, 2014.

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. Dated February 6, 2015.

CHYRONHEGO CORPORATION

By:	/s/ Dawn R. Johnston
	Name:	Dawn R. Johnston
	Title:	Interim Chief Financial Officer, Treasurer and Secretary

JOHAN APEL

/s/ Johan Apel
Johan Apel

SÖREN KJELLIN

/s/ Sören Kjellin
Sören Kjellin

WESTHILL GROUP AB

By:	/s/ Johan Apel
	Name:	Johan Apel
	Title:	Sole Director

MAXFLYT AB

By:	/s/ Sören Kjellin
	Name:	Sören Kjellin
	Title:	Sole Director

VECTOR CH HOLDINGS (CAYMAN), L.P.

By:	Vector Capital Partners IV, L.P., its general partner

By:	Vector Capital, L.L.C., its general partner

By:	/s/ David Baylor
	Name:	David Baylor
	Title:	Chief Operating Officer

By:	Vector Capital, Ltd., its general partner

By:	/s/ David Baylor
	Name:	David Baylor
	Title:	Director

CH MERGER SUB, INC.

By:	/s/ James Murray
	Name:	James Murray
	Title:	President

VECTOR CAPITAL IV INTERNATIONAL, L.P.

By:	Vector Capital Partners IV, L.P., its general partner

By:	Vector Capital L.L.C., its general partner

By:	/s/ David Baylor
	Name:	David Baylor
	Title:	Chief Operating Officer

By:	Vector Capital, Ltd., its general partner

By:	/s/ David Baylor
	Name:	David Baylor
	Title:	Director

VECTOR ENTREPRENEUR FUND III, L.P.

By:	Vector Capital Partners III, L.P., its general partner

By:	Vector Capital, L.L.C., its general partner

By:	/s/ David Baylor
	Name:	David Baylor
	Title:	Chief Operating Officer

By:	Vector Capital, Ltd., its general partner

By:	/s/ David Baylor
	Name:	David Baylor
	Title:	Director

VECTOR CAPITAL PARTNERS III, L.P.

By:	Vector Capital, L.L.C., its general partner

By:	/s/ David Baylor
	Name:	David Baylor
	Title:	Chief Operating Officer

By:	Vector Capital, Ltd., its general partner

By:	/s/ David Baylor
	Name:	David Baylor
	Title:	Director

VECTOR CAPITAL PARTNERS IV, L.P.

By:	Vector Capital, L.L.C., its general partner

By:	/s/ David Baylor
	Name:	David Baylor
	Title:	Chief Operating Officer

By:	Vector Capital, Ltd., its general partner

By:	/s/ David Baylor
	Name:	David Baylor
	Title:	Director

VECTOR CAPITAL, LTD.

By:	/s/ David Baylor
	Name:	David Baylor
	Title:	Director

VECTOR CAPITAL, L.L.C.

By:	/s/ David Baylor
	Name:	David Baylor
	Title:	Chief Operating Officer

ALEXANDER R. SLUSKY

/s/Alexander R. Slusky
Alexander R. Slusky